UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-38221

PQ Corporation Savings Plan (Amended and Restated Effective January 1, 2016)
(Full title of plan)

PQ Group Holdings Inc. 300 Lindenwood Drive Malvern, Pennsylvania, 19355
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

PQ CORPORATION SAVINGS PLAN

Form 11-K
For the fiscal years ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
PQ Corporation Savings Plan
Malvern, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the PQ Corporation Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Urish Popeck & Co., LLC
We have served as the Plan’s auditor since 2005.
State College, Pennsylvania
June 21, 2021

FINANCIAL STATEMENTS

PQ CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
Assets
Investments, at fair value	$359,201,961	$314,969,661
Receivables:
Participant contributions	157,780	—
Employer contributions	6,722,765	6,233,319
Participant notes receivable	5,505,015	5,702,292
Total receivables	12,385,560	11,935,611
Net assets available for benefits	$371,587,521	$326,905,272

The accompanying notes are an integral part of these financial statements.

PQ CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2020	2019
Additions
Investment income:
Dividends	$13,981,314	$11,159,337
Net appreciation in fair value of investments	32,718,936	45,597,117
Total investment income	46,700,250	56,756,454
Contributions:
Employer	9,470,210	9,197,358
Participants	10,852,183	10,325,806
Rollovers	1,332,750	674,644
Total contributions	21,655,143	20,197,808
Interest income on participant notes receivable	307,312	298,827
Total additions	68,662,705	77,253,089

Deductions
Benefits paid to participants	23,817,897	21,825,586
Administrative expenses	162,559	137,000
Total deductions	23,980,456	21,962,586

Net increase in net assets available for benefits	44,682,249	55,290,503
Net assets available for benefits, beginning of year	326,905,272	271,614,769
Net assets available for benefits, end of year	$371,587,521	$326,905,272

The accompanying notes are an integral part of these financial statements.

PQ CORPORATION SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

1. Description of Plan:
The following description of the PQ Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all U.S. employees of PQ Corporation (the “Company”) and its participating affiliates. The Plan provides for a cash-deferred option and is qualified under Section 401(k) of the Internal Revenue Code (“IRC”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is interpreted, administered and operated by an administrative committee (the “Benefit Plans Committee”) comprised entirely of executives of the Company.
The plan document provides for a Company investment program as a component of the Plan, which allows for the establishment of a parent company stock account through which participants may elect to invest in common shares of PQ Group Holdings Inc., the parent of the Company (the “Parent Company”). A participant’s investment in the PQ Stock Fund (the “Parent Company’s common stock”) is limited to 15% of the participant’s total account value.
Plan Amendments
Coronavirus Aid, Relief and Economic Security (“CARES”) Act
In March 2020, the outbreak of a novel coronavirus (“COVID-19”) was declared a National Public Health Emergency by the United States of America. The COVID-19 pandemic has led to extreme volatility in financial markets and as a result, the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions. The amount of any losses that will be recognized in subsequent periods, if any, and related impact on the Plan cannot be determined at this time.
On March 27, 2020 the CARES Act was signed into law and, among other things, included several relief provisions available to tax-qualified retirement plans and their participants. The Plan’s management evaluated the relief provisions available to Plan participants under the CARES Act and implemented the provisions allowing certain affected participants to take special COVID-19 related distributions of up to $100,000, changing the age for required minimum distributions to age 72 (from age 70 1/2) and delaying loan repayments for up to one year. COVID-19 related distributions can be taken up to December 31, 2020 and may be repaid within three years of the date of distribution. The Plan amendment to reflect CARES Act provisions that were implemented was signed on December 31, 2020.
Performance Materials divestiture
On December 14, 2020, the Parent Company completed the sale of its Performance Materials business to Potters Buyer, LLC, an affiliate of The Jordan Company, L.P. The Plan was amended on December 14, 2020 to allow Performance Materials employees to continue to make contributions to the Plan through December 31, 2020. The Plan was also amended to allow employees of any former Participating Company, as defined in the Plan document, who has not had a separation of service from the former Participating Company to take new loans and continue making loan payments as agreed as part of a divestiture event.
Contributions
The Plan provides for employee discretionary salary reduction (pre-tax) contributions. Non-highly compensated participating employees may elect to contribute up to 50% of their basic earnings to the Plan and highly compensated employees may elect to contribute up to 15% of their basic earnings (“basic contributions”). The Company will make matching contributions of 50% of participants’ elective deferrals up to 6% of participants’ basic earnings. Due to limitations imposed by the IRC, the aggregate amount of compensation deferral contributions with respect to any participant could not exceed $19,500 for 2020 and $19,000 for 2019. In addition, participants who will be age 50 by the end of the plan year are eligible to make an additional catch up contribution of $6,500 and $6,000, respectively, for the years ended December 31, 2020 and 2019. Employees may also elect to make additional after tax contributions (“voluntary contributions”), the maximum aggregate amount of which may not exceed 10% of the employee’s basic earnings for the calendar year. Participants may also roll-over amounts representing distributions from other qualified defined contribution plans.
The Company makes annual contributions (“Annual Contributions”) for certain participants that do not accrue benefits under certain Company-sponsored defined benefit pension plans, as defined in the Plan document, ranging from 4% to 8% of eligible compensation for the plan year depending on certain factors such as age and years of service. Amounts totaling $6,469,739 and $6,233,319 were contributed as Annual Contributions for the years ended December 31, 2020 and 2019, respectively, which are included (along with Company matching contributions) in employer contributions in the Statements of Changes in Net Assets Available for Benefits.

PQ CORPORATION SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Investment Options
Contributions to the Plan are invested, at the direction of the participants in accordance with ERISA Sec. 404(c), in a series of mutual funds or shares of common stock in the Parent Company. The Plan currently offers mutual funds or shares of the Parent Company’s common stock as investment options for participants through the Plan’s trustee, Vanguard Fiduciary Trust Company (“VFTC”). Participants determine the amount to be invested and may make changes in their investment elections at any time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings (gains and losses). Participant accounts are charged directly for the expenses associated with the administration of their participant’s notes, as applicable (see Note 6). Administrative or recordkeeping fees are offset by applicable credits, if any, built into fund expense ratios. Any increase or decrease in the value of the funds and all income is credited to (or losses deducted from) the participants’ accounts in direct proportion to the respective amount in each account. The benefit to which participants are entitled is the benefit that can be provided from the participants’ vested account.
Vesting and Eligibility
All participants are fully vested in their basic, voluntary and rollover contributions plus earnings thereon. Participants vest in their matching contribution account at the rate of 33-1/3% per year and become fully vested after three years of service with the Company. Employees are eligible for Plan participation on any entry date (first day of the first pay period of any calendar month) upon completion of one or more hours of service. Participants are not vested in their Annual Contributions until the completion of three years of service, at which time they become 100% vested. Notwithstanding the above, all participants become 100% vested in all accounts upon normal retirement, death while an active employee (including while serving during qualified military leave) or total disability.
Forfeited Accounts
Non-vested Company contributions are forfeited under Plan rules and serve to offset the Company’s future contributions. Approximately $177,000 and $72,000 in forfeitures were used to offset Company contributions during the years ended December 31, 2020 and 2019, respectively. The amount of unused forfeitures in the Plan totaled approximately $126,000 and $137,000 at December 31, 2020 and 2019, respectively.
Payment of Benefits and Withdrawals
Upon termination of service due to death, disability, retirement or other reason, any participant may elect to immediately receive a lump sum distribution or installment payments, or combination of both equal to the vested interest of his or her account. If a participant is not fully vested in the Company matching contribution portion of his or her account on the date of termination of employment, the non-vested portion is forfeited. Upon attainment of age 59 1/2, participants may withdraw, not more than once per plan year, amounts from their rollover and basic contribution accounts. In addition, participants who have made voluntary after tax contributions may make withdrawals from their voluntary contribution accounts at any time, but are limited to two withdrawals during any plan year (subject to Internal Revenue Service penalties). The Plan allows participants to make hardship withdrawals of basic contributions subject to income taxation and Internal Revenue Service penalties from some or all of their vested account balances. The Plan’s management implemented the provisions of the CARES Act to allow certain affected participants to take a special COVID-19 related distribution of up to $100,000. COVID-19 related distributions can be taken up to December 31, 2020 and may be repaid within three years of the date of distribution. Also, during the year ended December 31, 2020, the maximum age for required minimum distributions was increased to age 72 (from age 70 1/2).
Participant Notes Receivable
Eligible participants may also borrow from their accounts. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of a participant’s vested account balance. The notes are secured by the balance in the participant’s account. Principal and interest is paid ratably through monthly payroll deductions over five years or less (15 years if the note is for purchase of primary residence) with interest at rates that range from 4.25% to 8.50%, which are commensurate with prevailing rates at the time the loans are initiated. The Plan’s management implemented the provisions of the CARES Act to allow for delaying the period for loan repayments by individuals affected by the COVID-19 pandemic, if applicable, for up to one year. Participants must pay a note origination fee as well as an annual note maintenance fee for each note. Participant notes are valued at their outstanding balances, which approximates fair value.

PQ CORPORATION SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies:
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting generally accepted in the United States of America.
Investment Valuation and Income Recognition
The investments of the Plan are stated at fair value. An asset’s fair value is defined as the price at which the asset could be exchanged in a current transaction between market participants. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a market participant, not the amount that would be paid to settle the liability with the creditor. See Note 3 to these financial statements regarding the application of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and these differences could be material.
Risks and Uncertainties
The Plan invests in various mutual fund investments and shares of common stock in the Parent Company. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
3. Fair Value Measurements:
Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 - Quoted prices of securities in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2020 and 2019.

PQ CORPORATION SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Mutual funds represent investments with various investment managers. The fair value of these investments is determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. All of the Plan’s mutual fund investments are traded on national securities exchanges and are valued at their respective net asset values as of December 31, 2020 and 2019.
The Plan has an investment in the common shares of the Parent Company, which is listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “PQG”. The investment in Parent Company common stock is valued based on the number of shares held by the Plan at year-end multiplied by the closing price of the Parent Company’s common stock on the NYSE as of December 31, 2020 and 2019.
The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2020 and 2019. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan had no financial liabilities as of December 31, 2020 and 2019.

	Investment Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$358,901,823	$—	$—	$358,901,823
Parent Company common stock	300,138	—	—	300,138
Total investments at fair value	$359,201,961	$—	$—	$359,201,961

	Investment Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$314,724,773	$—	$—	$314,724,773
Parent Company common stock	244,888	—	—	244,888
Total investments at fair value	$314,969,661	$—	$—	$314,969,661

The Plan’s investment in the Vanguard PRIMECAP Fund Admiral Shares totaling $40,783,385 and $40,007,730 as of December 31, 2020 and 2019, respectively, represents a concentration equal to or greater than 10% of the Plan’s net assets available for benefits.
4. Tax Status:
The Internal Revenue Service has determined and informed the Company by a determination letter dated September 22, 2017 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and the Benefit Plans Committee believe the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.
Generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authority. The tax positions taken include the Plan status as a qualified plan. The Benefit Plans Committee believes that the Plan is operating in a manner that does not jeopardize its tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Benefit Plans Committee believes the Plan is no longer subject to income tax examinations for years prior to 2017.
5. Terminated Participants:
When participants terminate employment with the Company or a participating affiliate, they may choose to leave their investments in the Plan, as long as their vested balance is greater than $5,000. Terminated participants’ accounts totaled $58,874,401 and $47,235,307 as of December 31, 2020 and 2019, respectively.
6. Administrative Expenses:
Overall administrative expenses can be settled and reduced using any revenue credits built into fund expense ratios (see Note 7). Although not obligated to do so, the Company has historically paid any net recordkeeping expenses of the Plan. Amounts reported as administrative expenses in the Statements of Changes in Net Assets Available for Benefits represent fees paid by participants for requested services. Participants’ accounts are charged directly for these fees.

PQ CORPORATION SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

7. Related Party Transactions:
Certain Plan investments are shares of mutual funds managed by VFTC. VFTC is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Plan holds shares of common stock in the Parent Company, representing qualifying employer securities as defined by ERISA. The Plan held qualifying employer securities valued at $300,138 and $244,888 at December 31, 2020 and 2019, respectively.
Notes to participants also qualify as party-in-interest transactions. Participant notes receivable were $5,505,015 and $5,702,292 as of December 31, 2020 and 2019, respectively. Fees paid to VFTC by Plan participants for note administration are reflected within administrative expenses in the Statements of Changes in Net Assets Available for Benefits. Including investment advisory fees paid by Plan participants, administrative expenses totaled $162,559 and $137,000 for the years ended December 31, 2020 and 2019, respectively.
Several of the mutual funds managed by VFTC and included under the Plan offer revenue credits as part of what is built into their expense ratio. These revenue credits are used to offset and reduce the administrative and recordkeeping fees of the Plan.
8. Subsequent Events:
Performance Materials divestiture
On February 4, 2021, the Plan liquidated and transferred $62,845,245 of Performance Materials participant balances to a third-party plan sponsored by Potters Buyer LLC.
Performance Chemicals divestiture
On February 28, 2021, the Parent Company announced the entry into a definitive agreement to sell its Performance Chemicals business to a partnership established by Cerberus Capital Management, L.P. and Koch Mineral & Trading LLC. The transaction is expected to be completed in 2021. Prior to the close of the Performance Chemicals transaction, the Company anticipates amending the Plan to change the sponsorship with Vanguard from the Company to Ecovyst Catalyst Technologies, LLC, since the Plan will remain with this newly formed entity.
Other than the events described above, the Company has evaluated subsequent events since the balance sheet date and determined that there are no additional items to disclose.

SUPPLEMENTAL SCHEDULE

PQ CORPORATION SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN 23-0972750, Plan Number 003

			December 31, 2020
	Identity of Issue, (a) Borrower, Lessor, or (b) Similar Party	(c) Descriptions of Investments	(d) Number of Shares/Units	(e) Cost	(f) Market Value
*	The Vanguard Group	Vanguard PRIMECAP Fund Admiral Shares	265,085	a	$40,783,385
*	The Vanguard Group	Vanguard Cash Reserve Federal MM Fund	30,684,461	a	30,684,461
*	The Vanguard Group	Vanguard Institutional Index Fund Inst'l Shares	88,989	a	29,497,183
*	The Vanguard Group	Vanguard Target Retirement 2025 Fund	1,277,377	a	27,514,696
*	The Vanguard Group	Vanguard Total Bond Market Index Fund: Inst'l Shr	1,978,013	a	22,984,507
*	The Vanguard Group	Vanguard Target Retirement 2030 Fund	484,508	a	19,646,817
*	The Vanguard Group	Vanguard Wellington Fund Admiral Shares	246,021	a	18,845,228
*	The Vanguard Group	Vanguard Target Retirement 2020 Fund	513,751	a	17,616,537
*	The Vanguard Group	Vanguard Target Retirement 2035 Fund	592,013	a	14,930,555
*	The Vanguard Group	Vanguard Total International Stock Index Fund Admiral Shr	429,746	a	13,949,554
*	The Vanguard Group	Vanguard U.S. Growth Fund Investor Shares	181,227	a	11,893,898
*	The Vanguard Group	Vanguard International Growth Fund Investor Shares	227,235	a	11,450,354
*	The Vanguard Group	Vanguard Windsor II Fund Admiral Shares	160,053	a	10,994,043
*	The Vanguard Group	Vanguard Target Retirement 2040 Fund	233,388	a	10,332,091
*	The Vanguard Group	Vanguard Mid-Cap Index Fund Investor Shares	170,597	a	9,642,147
*	The Vanguard Group	Vanguard Small-Cap Index Fund Investor Shares	92,765	a	8,645,660
*	The Vanguard Group	Vanguard Total Stock Market Index Fund Admiral Shares	90,473	a	8,571,396
*	The Vanguard Group	Vanguard Explorer Fund Investor Shares	64,138	a	8,254,550
*	The Vanguard Group	Vanguard Target Retirement 2015 Fund	521,557	a	8,204,093
*	The Vanguard Group	Vanguard Target Retirement 2045 Fund	286,569	a	8,078,380
*	The Vanguard Group	Vanguard Wellesley Income Fund Investor Shares	255,399	a	7,235,447
*	The Vanguard Group	Vanguard Target Retirement 2050 Fund	118,194	a	5,371,907
	Fidelity Investments	Vanguard Target Retirement Income	250,559	a	3,740,844
*	The Vanguard Group	Vanguard Target Retirement 2055 Fund	68,770	a	3,393,124
	PIMCO	PIMCO Total Return Fund, Administrative Class	287,914	a	3,051,891
	Fidelity Investments	Fidelity Value Fund; Retail Class	188,581	a	2,259,203
*	The Vanguard Group	Vanguard Target Retirement 2060 Fund	28,703	a	1,251,178
*	The Vanguard Group	Vanguard Target Retirement 2065 Fund	2,862	a	78,694
*	PQ Group Holdings Inc.	PQ Stock Fund	21,048	a	300,138
*	Participants	Participant notes receivable, interest rates from 4.25% to 8.50%		—	5,505,015
	Total				$364,706,976

* - Indicates a party-in-interest to the Plan
a - The cost of participant directed investments is not required to be disclosed

See the accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PQ CORPORATION SAVINGS PLAN

Date:	June 21, 2021	By:	/s/ Susan Olafson
Susan Olafson
Director—Benefits, Compensation, HRIS & Payroll
(on behalf of the Plan Administrator)

EXHIBIT
The following exhibit is being filed as part of this Form 11-K:

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm